As filed with the Securities and Exchange Commission on March 29, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-8

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CHARGE ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	90-0471969
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

125 Park Avenue, 25th Floor

New York, NY

(212) 921-2100

(Address of principal executive offices) (zip code)

2020 Omnibus Equity Incentive Plan

(Full title of the plan)

Andrew Fox

Chief Executive Officer

Charge Enterprises, Inc.

125 Park Avenue, 25th Floor

New York, NY 10017

(212) 921-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

 James G. Smith, Esq.

Archer & Greiner, P.C.

1211 Avenue of the Americas, 27th Floor

New York, NY 10036

(212) 682-4940

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

PART I

Information Required in the Section 10(a) Prospectus

The information called for by Part I of Form S-8 is omitted from this Registration Statement on Form S-8 (the “Registration Statement”) and has been or will be sent or given to participating service providers in accordance with Rule 428 of the Securities Act of 1933, as amended (the “Securities Act”), and the instructions to Form S-8. In accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”) and the instructions to Form S-8, such documents are not being filed with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.

PART II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference.

The following documents filed by Charge Enterprises, Inc. (“we,” “us”, “our” or similar term) with the Commission pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are incorporated herein by reference:

(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 29, 2022 (the “Annual Report”); and
(b)

all other reports we filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report (other than the portions of these documents not deemed to be filed).

All documents filed by us pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the filing of this Registration Statement and prior to the filing of a post-effective amendment, which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing such documents, except as to specific sections of such documents as set forth therein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any subsequently filed document, which also is deemed to be incorporated by reference herein, modifies or supersedes such statement.

Item 4. Description of Securities.

The following description of our capital stock summarizes the material terms and provisions of our capital stock. For the complete terms of our capital stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into this Registration Statement. The terms of these securities may also be affected by the Delaware General Corporation Law (the “DGCL”). The summary below is qualified in their entirety by reference to our certificate of incorporation and bylaws.

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General

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,000,000 has been designated as Series A Preferred Stock and 2,395,105 shares have been designated as Series B Preferred Stock, and 6,226,370 shares have been designated as Series C Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our Board of Directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our dissolution, liquidation and winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future.

Preferred Stock

Our Board of Directors is authorized, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. Our Board of Directors can fix or alter the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a class or series. The issuance of preferred stock could, under certain circumstances, result in one or more of the following adverse effects:

•	decreasing the market price of our common stock;
•	restricting dividends on our common stock;
•	diluting the voting power of our common stock;
•	impairing the liquidation rights of our common stock; or
•	delaying or preventing a change in control of us without further action by our stockholders.

Our Board of Directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Series A Preferred Stock

Each share of Series A Preferred Stock shall convert, on one occasion, at the sole option of the holder into 12.5% of our fully-diluted shares of common stock on the date of conversion. Each holder shall be entitled to the whole number of votes equal to the number of shares of common stock into which such holder’s Series A Preferred Stock would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of our common stock. The Series A Preferred Stock shall rank senior with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of our company and all other shares of capital stock of our company shall be junior in rank to all Series A Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of our company. As of the date of this Registration Statement, no Series A Preferred Stock was outstanding.

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Series B Preferred Stock

Each holder of our Series B Preferred Stock shall be entitled to the whole number of votes equal to the number of shares of common stock into which such holder’s Series B Preferred Stock would be convertible on the record date for the vote or consent of stockholders, and shall otherwise have voting rights and powers equal to the voting rights and powers of our common stock. Holders shall be entitled to receive cumulative dividends at the rate per share of 4% per annum of the liquidation preference of $2.86 per share, payable quarterly, in cash, or at our option, in shares of our common stock. The Series B Preferred Stock shall rank junior to holders of Series A Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of our company, but shall rank senior to all other capital stock of our company, with respect to the Series B Preferred Stock liquidation preference of $2.86 per share plus accrued and unpaid dividends. At any time on or after May 21, 2022 and until November 17, 2022, each holder of our Series B Preferred Stock may elect to convert each share of Series B Preferred Stock owned by such holder into one share of our common stock, or have all or any portion of such holder’s Series B Preferred Stock redeemed by us, in cash equal to $2.86 per share of Series B Preferred Stock plus accrued but unpaid dividends on such shares redeemed. On November 17, 2022, we are required to redeem all of the then outstanding shares of Series B Preferred in cash equal to $2.86 per share of Series B Preferred Stock plus accrued but unpaid dividends. As of the date of this Registration Statement, 2,395,105 shares of Series B Preferred Stock were issued and outstanding.

Series C Preferred Stock

In the event of any liquidation, dissolution or winding up of our affairs, holders of our Series C Preferred Stock will be entitled to receive a liquidation distribution equal to $3.125 per share, subject to adjustment, plus all accrued but unpaid dividends and shall rank senior in liquidation rights to the holders of our common stock. Holders of our Series C Preferred Stock will receive a monthly dividend at a fixed annual rate of 6% of the $3.125 liquidation preference per share, payable, at our option, in cash or in shares of our common stock valued at the conversion price (as described below). Except as otherwise required by law, holders of the Series C Preferred Stock shall have no voting rights, however, we shall not, without the affirmative vote of the holders of all the then outstanding shares of Series C Preferred Stock (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock, (ii) amend our certificate of incorporation or other charter documents in any manner that materially adversely affects any rights of any holder of Series C Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Each share of Series C Preferred Stock is convertible, at the option of the holder, into one share of common stock. Each holder may convert Series C Preferred Stock at any time after the shares issuable upon conversion are freely transferable under Rule 144 or other comparable law, including pursuant to a resale Securities Act registration statement.  Each holder is prohibited from converting the Series C Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would own more than 9.99% of the total number of shares of our common stock then issued and outstanding, which limitation may be reset by the holder to a higher or lower number upon providing at least 61 days’ written notice to us. In the event the closing price of the common stock exceeds $6.25, subject to adjustment, for at least five consecutive trading days, we may, within ten trading days’ notice, cause each holder to convert all or part of such holder’s Series C Preferred Stock plus all accrued but unpaid dividends for shares of common stock. However, we may not effect such forced conversion unless there is an effective Securities Act registration statement covering the common stock issuable upon conversion or such common stock is eligible for resale under Rule 144. On ten trading days’ notice to the holders, we may redeem for cash the Series C Preferred Stock in whole or, from time to time, in part at our option, at the sum of $3.125 per share of Series C Preferred Stock, plus accrued but unpaid dividends. Holders may elect to convert the Series C Preferred during such notice period. On the third anniversary of the issuance of Series C Preferred Stock to a holder, we shall, subject to ten days’ prior notice from such holder, convert all of such holder’s Series C Preferred Stock into our common stock, or at our option redeem such Series C Preferred Stock for cash, in the aggregate redemption amount of $3.125 per share of Series C Preferred Stock, subject to adjustment, plus accrued but unpaid dividends, plus additional cash consideration in order for the holder to achieve a 20% internal rate of return. Furthermore, any such holder who has not so elected to have its Series C Preferred Stock redeemed or converted may, at any time thereafter, elect to cause us to redeem or convert, at our option, in the same amount. If we elect to convert the Series C Preferred Stock, the conversion price is based on the lower of the conversion price then in effect or the volume weighted average price of our Common stock for the prior 44-day trading period, provided, however, the maximum number of shares of Common stock issuable upon such conversion may not exceed $3.125 per share of Series C Preferred Stock being converted divided by $1.00. As of the date of this Registration Statement, 6,226,370 shares of Series C Preferred Stock were issued and outstanding.

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Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and the DGCL

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. Such provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. In particular, the certificate of incorporation and bylaws and Delaware law, as applicable, among other things:

•	provide our Board of Directors with the ability to alter the bylaws without stockholder approval;
•	place limitations on the removal of directors; and
•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, although less than a quorum.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. These provisions may delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

Blank Check Preferred

Our Board of Directors is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to establish the number of shares of any series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series. The authority to designate preferred stock may be used to issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of the common stock or could also be used as a method of determining, delaying or preventing a change of control.

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Advance Notice Bylaws

The bylaws contain an advance notice procedure for stockholder proposals to be brought before any meeting of stockholders, including proposed nominations of persons for election to our Board of Directors. Stockholders at any meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Interested Stockholder Transactions

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

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Our certificate of incorporation provides that to the fullest extent permitted by the DGCL, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our bylaws provide that we shall indemnify and hold harmless our directors and officers to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our Board of Directors. Under our bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of or otherwise.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of our Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We have obtained general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these certificate of incorporation provisions, bylaw provisions, indemnification agreements and the insurance are necessary to attract and retain qualified persons as directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Item 7. Exemption from Registration Claimed.

Not applicable.

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Item 8. Exhibits.

The following exhibits are filed herewith:

Exhibit			Incorporated by Reference			Filed
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
3.1	Certificate of Incorporation of GoIP Global, Inc., dated October 1, 2020	S-1	Registration No. 333-253073	3.1	2/12/2021
3.2	Certificate of Designations of the Series A Preferred Stock, dated October 6, 2020	S-1	Registration No. 333-253073	3.2	2/12/2021
3.3	Certificate of Amendment to the Certificate of Incorporation, dated December 11, 2020	S-1	Registration No. 333-253073	3.3	2/12/2021
3.4	Certificate of Amendment to the Certificate of Incorporation, dated January 26, 2021	S-1	Registration No. 333-253073	3.4	2/12/2021
3.5	Amendment to Certificate of Designations of the Series A Preferred Stock, dated March 29, 2021	S-1	Registration No. 333-253073	3.5	6/11/2021
3.6	Certificate of Designations of the Series B Preferred Stock, dated May 20, 2021	S-1	Registration No. 333-253073	3.7	2/12/2021
3.7	Certificate of Amendment of the Certificate of Incorporation of Charge Enterprises, Inc. as filed on December 29, 2021	8-K	Registration No. 333-253073	3.1	1/4/2022
3.8	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock filed on February 25, 2022	8-K	Registration No. 333-253073	3.1	3/3/2022
3.9	Amended and Restated Bylaws	S-1	Registration No. 333-253073	3.8	7/20/2021
5.1	Opinion of Archer & Greiner, P.C.					x
10.1	Amended and Restated 2020 Omnibus Equity Incentive Plan, as amended, and forms of award agreements thereunder	8-K	Registration No. 333-253073	10.1	1/4/2022
23.1	Consent of Seligson & Giannattasio, LLP					x
23.5	Consent of Archer & Greiner, P.C. (included in Exhibit 5.1).					x
24.1	Power of Attorney (included on the signature page to this registration statement).					x
107	Filing Fee Table					x

Item 9. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

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(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 29th day of March, 2022.

CHARGE ENTERPRISES, INC.

By:	/s/ Andrew Fox
Andrew Fox
Chairman of the Board of Directors and Chief Executive Officer

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POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew Fox, Leah Schweller and Craig Denson, and each of them, as his or her true and lawful attorney-in-fact and agent with the full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments to this Registration Statement on Form S-8), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Andrew Fox	Chairman of the Board, Chief Executive Officer and Director	March 29, 2022
Andrew Fox	(Principal Executive Officer)

/s/ Leah Schweller	Chief Financial Officer	March 29, 2022
Leah Schweller	(Principal Financial and Accounting Officer)

/s/ Mark LaNeve	President	March 29, 2022
Mark LaNeve

/s/ Craig Denson	Chief Operating Officer, Chief Compliance Officer,	March 29, 2022
Craig Denson	Secretary and Director

/s/ Nicole Antakli	Chief Business Officer	March 29, 2022
Nicole Antakli

/s/ Philip Scala	Director	March 29, 2022
Philip Scala

/s/ Justin Deutsch	Director	March 29, 2022
Justin Deutsch

/s/ James Murphy	Director	March 29, 2022
James Murphy

/s/ Baron Davis	Director	March 29, 2022
Baron Davis

/s/ Benjamin Carson, Jr.	Director	March 29, 2022
Benjamin Carson, Jr.

/s/ Chantel E. Lenard	Director	March 29, 2022
Chantel E. Lenard

/s/ Gary Jacobs	Director	March 29, 2022
Gary Jacobs

/s/ Amy Hanson	Director	March 29, 2022
Amy Hanson

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